UNITED STATES
		SECURITIES AND EXCHANGE COMMISSION
  		    Washington, D.C. 20549

  		          SCHEDULE 13G

	    Under the Securities Exchange Act of 1934
  		       (Amendment No. 1)*

		   MANITEX INTERNATIONAL, INC.
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		        (Name of Issuer)

  		         Common Stock
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		 (Title of Class of Securities)

 		          563420108
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			(CUSIP Number)


		       December 31, 2017
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     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[X]Rule 13d-1(b)
      	[ ]Rule 13d-1(c)
      	[ ]Rule 13d-1(d)

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


CUSIP No. 563420108


1.	Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Beddow Capital Management Incorporated
	94-3116578
        -----------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)...............................................................

        (b)...............................................................


3.	SEC Use Only.

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4.	Citizenship or Place of Organization

	Wyoming
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Number of	5. Sole Voting Power 		35,000
Shares          				------------
Beneficially	6. Shared voting Power 		    -0-
Owned by        				------------
Each Reporting  7. Sole Dispositive Power 	    -0-
Person With     				------------
		8. Shared Dispositive Power 	35,000
						------------

9.	Aggregate Amount Beneficially Owned by Each Reporting Person  35,000
								      -------

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
	(See Instructions)

11.	Percent of Class Represented by Amount in Row (9)   0.21%
							  ---------

12.	Type of Reporting Person (See Instructions) 	     IA
							  ---------


Item 1.

      (a)	Name of Issuer

		MANITEX INTERNATIONAL, INC.
		----------------------------------------------------------

      (b)	Address of Issuer's Principal Executive Offices

		9725 INDUSTRIAL DRIVE BRIDGEVIEW, ILLINOIS  60455
		----------------------------------------------------------

Item 2.

      (a)	Name of Person Filing

		Beddow Capital Management Incorporated
		----------------------------------------------------------

      (b)	Address of Principal Business Office or, if none, Residence

		199 EAST PEARL AVENUE, SUITE 102; P.O. Box 530
		JACKSON, WYOMING  83001
		----------------------------------------------------------

      (c)	Citizenship

		Wyoming
		----------------------------------------------------------

      (d)	Title of Class of Securities

		Common Stock
		----------------------------------------------------------

      (e)	CUSIP Number

		563420108
		----------------------------------------------------------


Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or
         13d-2(b) or (c), Check Whether the Person Filing is a:

    (a) [   ] Broker or dealer registered under Section 15 of the Act.

    (b) [   ] Bank as defined in Section 3(a)(6) of the Act.

    (c) [   ] Insurance Company as defined in Section 3(a)(19) of
              the Act.

    (d) [   ] Investment Company registered under Section 8 of the
              Investment Company Act.

    (e) [ X ] An investment adviser in accordance with
                Rule 13d-1(b)(1)(ii)(E);

    (f) [   ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

    (g) [   ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);  see item 7;

    (h) [   ] A savings association as defined in Section 3(b) of the
              Federal Deposit Insurance Act;

    (i) [   ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

    (j) [   ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.	Ownership.

      (a)  Amount beneficially owned: 35,000

Beddow Capital Management Incorporated ("BCMI"), in its capacity as investment adviser, may be deemed to be the beneficial owner of shares of the Issuer which are owned by various investment advisory clients of BCMI in accounts over which BCMI has discretionary authority. The filing of this report shall not be construed as an admission that BCMI is, for purposes of Section 13(d)and 13(g) of the Act, the beneficial owner of these securities.

      (b)  Percent of class:  0.21%

      (c)  Number of shares as to which the person has:

        (i)  Sole power to vote or to direct the vote: 35,000

      	(ii) Shared power to vote or to direct the vote: -0-

      	(iii)Sole power to dispose or to direct the disposition of: -0-

        (iv) Shared power to dispose or to direct the disposition of: 35,000

Item 5.	Ownership of Five Percent or Less of a Class

	 0.21% total ownership

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].


Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Not Applicable.


Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company or Control Person.

	Not Applicable.

Item 8.	Identification and Classification of Members of the Group

	Not Applicable

Item 9.	Notice of Dissolution of Group

	Not Applicable

Item 10.Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     BEDDOW CAPITAL MANAGEMENT INCORPORATED


                                         January 3, 2018
                                         -------------------------------
                                                 Date


                                         /s/ Edward G. Beddow
                                         -------------------------------
                                                 Signature

					Edward G. Beddow, Chief Compliance Officer
					-------------------------------
                                                 Name/Title